                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

          Vista Eyecare, Inc.  f/k/a National Vision Associates, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   638459107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

              Kimberley E. Thompson, c/o ITC Holding Company, Inc.
          1239 O.G. Skinner Drive, West Point, GA 31833 (703) 619-9678
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  May 5, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 638459107                                 Page   2   of   12    Pages
          ---------                                      -----    ------

----------------------------------------------------------------------------------------------------------------------------
         1      NAME OF REPORTING PERSON
                ITC SERVICE COMPANY

----------------------------------------------------------------------------------------------------------------------------
         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a) [x]
                                                                                                                   (b) [ ]

----------------------------------------------------------------------------------------------------------------------------
         3      SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------------
         4      SOURCE OF FUNDS*
                WC

----------------------------------------------------------------------------------------------------------------------------
         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEMS 2(d) or 2(e)                                                                                     [ ]

----------------------------------------------------------------------------------------------------------------------------
         6      CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE

----------------------------------------------------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER
                                         2,756,648
              NUMBER OF
                SHARES          --------------------------------------------------------------------------------------------
             BENEFICIALLY         8      SHARED VOTING POWER
               OWNED BY
                 EACH                    -0-
              REPORTING
                PERSON          --------------------------------------------------------------------------------------------
                 WITH             9      SOLE DISPOSITIVE POWER

                                         2,756,648

                                --------------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                         -0-

----------------------------------------------------------------------------------------------------------------------------
         11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,756,648

----------------------------------------------------------------------------------------------------------------------------
         12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 [ ]


----------------------------------------------------------------------------------------------------------------------------
         13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                13.0%

----------------------------------------------------------------------------------------------------------------------------
         14     TYPE OF REPORTING PERSON*
                CO
----------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 638459107                                 Page   3   of    12   Pages
          ---------                                      -----     ------

         This statement amends the Schedule 13D filed with the Securities and Exchange Commission on August 19, 1998 and amended by Amendment No. 1 filed on November 2, 1998, Amendment No. 2 filed on March 25, 1999 and Amendment No. 3 on April 27, 1999 by Campbell B. Lanier, III ("Mr. Lanier"), Jane Lanier ("Mrs. Lanier"), Campbell B. Lanier, IV ("Mr. Lanier IV"), ITC Service Company ("ITC Service"), Campbell B. Lanier, III Grantor Retained Annuity Trust (the "Lanier Trust"), William H. Scott, III ("Mr. Scott"), Martha J. Scott ("Mrs. Scott"), the William H. Scott, III Irrevocable Trust f/b/o Mary Martha Scott (the "Scott Trust"), Bryan W. Adams ("Mr. Adams"), J. Douglas Cox ("Mr. Cox") and Sandy Cox ("Mrs. Cox" and, together with Mr. and Mrs. Lanier, Mr. Lanier IV, ITC Service, the Lanier Trust, Mr. and Mrs. Scott, the Scott Trust, Mr. Adams and Mr. Cox, the "Reporting Persons"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Vista Eyecare, Inc. f/k/a National Vision Associates, LTD., a Georgia corporation (the "Company").


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended by adding the following additional information:

         ITC Service purchased 1,101,600 shares of Common Stock of the Company between May 5, 1999 and May 7, 1999 for an aggregate consideration of approximately $5,508,000. The funds used to purchase these shares came from the working capital of ITC Service.

CUSIP No. 638459107                                 Page   4   of    12   Pages
          ---------                                      -----     ------


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated in its entirety as follows:

         As of the date of this report, the Reporting Persons beneficially own an aggregate of 3,833,868 shares of the Company's Common Stock which represents approximately 18.1% of the 21,179,103 shares of the Company's Common Stock outstanding as of April 22, 1999.

         Mr. Lanier has

                    i)   sole power to vote or direct the vote                                            153,832 (1)

                    ii)  shared power to vote or direct the vote                                              750

                    iii) sole power to dispose or direct the disposition                                  153,832 (1)

                    iv)  shared power to dispose or direct the disposition                                    750
             (1)   Includes vested options convertible for an aggregate of  16,875 shares

         Mrs. Lanier has

                    i)   sole power to vote or direct the vote                                                 0

                    ii)  shared power to vote or direct the vote                                              750

                    iii) sole power to dispose or direct the disposition                                       0

                    iv)  shared power to dispose or direct the disposition                                    750

         Mr. Lanier, IV has

                    i)   sole power to vote or direct the vote                                               25,550

                    ii)  shared power to vote or direct the vote                                               0

                    iii) sole power to dispose or direct the disposition                                     25,550

                    iv)  shared power to dispose or direct the disposition                                     0

         ITC Service has

                    i)   sole power to vote or direct the vote                                             2,756,648

                    ii)  shared power to vote or direct the vote                                               0

                    iii) sole power to dispose or direct the disposition                                   2,756,648

                    iv)  shared power to dispose or direct the disposition                                     0

CUSIP No. 638459107                                 Page   5   of    12   Pages
          ---------                                      -----     ------

        Lanier Trust has

                    i)    sole power to vote or direct the vote                                  700,000

                    ii)   shared power to vote or direct the vote                                   0

                    iii)  sole power to dispose or direct the disposition                        700,000

                    iv)   shared power to dispose or direct the disposition                         0

         Mr. Scott has

                    i)    sole power to vote or direct the vote                                782,782 (1)

                    ii)   shared power to vote or direct the vote                                   0

                    iii)  sole power to dispose or direct the disposition                      782,782 (1)

                    iv)   shared power to dispose or direct the disposition                         0

                          (1)  Includes 700,000 shares of Common Stock owned by the Lanier
                               Trust of which Mr. Scott is the sole trustee.

        Mrs. Scott has

                    i)    sole power to vote or direct the vote                                28,000 (2)

                    ii)   shared power to vote or direct the vote                                   0

                    iii)  sole power to dispose or direct the disposition                      28,000 (2)

                    iv)   shared power to dispose or direct the disposition                         0

                          (2)  Includes 10,000 shares of Common Stock owned by the
                               Scott Trust of which Mrs. Scott is the sole trustee.

        Scott Trust has

                    i)    sole power to vote or direct the vote                                     0

                    ii)   shared power to vote or direct the vote                              10,000

                    iii)  sole power to dispose or direct the disposition                           0

                    iv)   shared power to dispose or direct the disposition                    10,000

        Mr. Adams has

                    i)    sole power to vote or direct the vote                                 8,000

                    ii)   shared power to vote or direct the vote                                   0

                    iii)    sole power to dispose or direct the disposition                     8,000

                    iv)   shared power to dispose or direct the disposition                         0

CUSIP No. 638459107                                 Page   6   of   12   Pages
          ---------                                      -----    ------

        Mr. Cox has

                    i)    sole power to vote or direct the vote                                48,406

                    ii)   shared power to vote or direct the vote                                   0

                    iii)  sole power to dispose or direct the disposition                      48,406

                    iv)   shared power to dispose or direct the disposition                         0

        Mrs. Cox has

                    i)    sole power to vote or direct the vote                                29,900

                    ii)   shared power to vote or direct the vote                                   0

                    iii)  sole power to dispose or direct the disposition                      29,900

                    iv)   shared power to dispose or direct the disposition                         0



         The Reporting Persons have engaged in the following transactions in the Company's Common Stock since the Schedule 13D/A No. 2 was filed on March 25, 1999:

             REPORTING                        NUMBER OF        PRICE             TYPE OF
              PERSON             DATE          SHARES        PER SHARE         TRANSACTION
              ------             ----          ------        ---------         -----------
         ITC Service          05-May-99        705,000         5.00            Open Market
         ITC Service          06-May 99        280,000         5.00            Open Market
         ITC Service          07-May 99        116,600         5.01            Open Market


         No person other than Mr. Lanier has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Lanier except with respect to the 750 shares of Common Stock owned by Mrs. Lanier, of which Mrs. Lanier has such rights.

         No person other than Mr. Lanier,IV has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by Mr. Lanier, IV.

CUSIP No. 638459107                                 Page   7   of    12   Pages
          ---------                                      -----     ------

         No person other than ITC Service, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by ITC Service, except that since ITC Service is a wholly owned subsidiary of ITC Holding, ITC Holding indirectly has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock beneficially owned by ITC Service.

         No person other than Mr. Scott and the Lanier Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by the Lanier Trust.

         No person other than Mr. Scott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by Mr. Scott.

         No person other than Mrs. Scott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by Mrs. Scott.

         No person other than Mrs. Scott and the Scott Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by the Scott Trust.

         No person other than Mr. Adams has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by Mr. Adams.

         No person other than Mr. Cox has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by Mr. Cox.

         No person other than Mrs. Cox has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by Mrs. Cox.

CUSIP No. 638459107                                 Page  8   of   12   Pages
          ---------                                      ----    ------


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 3, 1999


/s/ Campbell B. Lanier, III
-------------------------------------------
By: Campbell B. Lanier, III


/s/ Jane Lanier
----------------------------------
By: Jane Lanier


/s/ Campbell B. Lanier, IV
-------------------------------------------
By: Campbell B. Lanier, IV


ITC SERVICE COMPANY

/s/ Kimberly E. Thompson
----------------------------------
By:      Kimberley E. Thompson
Title:   Senior Vice President - General Counsel
             and Secretary

CAMPBELL B. LANIER, III GRANTOR RETAINED ANNUITY TRUST

/s/ William H. Scott, III
-------------------------------------------
By:      William H. Scott, III
Title:   Trustee


/s/ William H. Scott, III
-------------------------------------------
By:      William H. Scott, III

CUSIP No. 638459107                                 Page  9   of   12   Pages
          ---------                                      ----    ------



/s/ Martha J. Scott
-------------------------------------------
By:      Martha J. Scott


WILLIAM H. SCOTT, III IRREVOCABLE TRUST f/b/o MARY MARTHA SCOTT

/s/ Martha J. Scott
-------------------------------------------
By:      Martha J. Scott
Title:   Trustee



/s/ Bryan W. Adams
-------------------------------------------
By:      Bryan W. Adams



/s/ J. Douglas Cox
-------------------------------------------
By:      J. Douglas Cox



/s/ Sandy Cox
-------------------------------------------
By:      Sandy Cox

CUSIP No. 638459107                                 Page   10  of   12   Pages
          ---------                                      -----    ------


                                   APPENDIX I

                 OFFICERS AND DIRECTORS OF ITC SERVICE COMPANY

               NAME OF DIRECTOR
             OR EXECUTIVE OFFICER                                       PRINCIPAL OCCUPATION
             AND BUSINESS ADDRESS                                          OR EMPLOYMENT
         -----------------------------                       ----------------------------------------
         Campbell B. Lanier, III, Director,                  Chairman and Chief Executive Officer
         Chairman and Chief Executive Officer                ITC Holding Company, Inc.
         c/o ITC Service Company
         1239 O.G. Skinner Drive
         West Point, Georgia 31833

         William H. Scott, III, Director,                    Chief Operating Officer and President
         President and Chief                                 ITC Holding Company, Inc.
         Operating Officer
         c/o ITC Service Company
         1239 O.G. Skinner Drive
         West Point, Georgia 31833

         Bryan W. Adams, Senior Vice President,              Senior Vice President - Chief Financial Officer
         Chief Financial Officer,                            ITC Holding Company, Inc.
         Treasurer and Assistant Secretary
         c/o ITC Service Company
         1239 O.G. Skinner Drive
         West Point, Georgia 31833

         Kimberley E. Thompson, Senior Vice President -      Senior Vice President - General Counsel and Secretary
         General Counsel                                     ITC Holding Company, Inc.
         and Secretary
         c/o ITC Service Company
         1239 O.G. Skinner Drive
         West Point, Georgia 31833

         J. Douglas Cox,                                     Senior Vice President,
         Senior Vice President,                              Corporate Development
         Corporate Development                               ITC Holding Company, Inc.
         c/o ITC Service Company
         1239 O.G. Skinner Drive
         West Point, Georgia 31833

         Dabsey M. Gray, Vice President,                     Vice President, Controller and
         Controller and Assistant Secretary                  Assistant Secretary
         c/o ITC Service Company                             ITC Holding Company, Inc.
         1239 O.G. Skinner Drive
         West Point, Georgia 31833

CUSIP No. 638459107                                 Page   11  of   12   Pages
          ---------                                      -----    ------


                                  APPENDIX II

                  OFFICERS AND DIRECTORS OF ITC HOLDING, INC.

               NAME OF DIRECTOR
             OR EXECUTIVE OFFICER                                       PRINCIPAL OCCUPATION
             AND BUSINESS ADDRESS                                          OR EMPLOYMENT
         -----------------------------                       ----------------------------------------
         Campbell B. Lanier III                              Chairman and Chief Executive Officer
         c/o ITC Holding Company, Inc.                       ITC Holding Company, Inc.
         1239 O.G. Skinner Drive
         West Point, GA 31833

         William H. Scott, III                               Chief Operating Officer and President
         c/o ITC Holding Company, Inc.                       ITC Holding Company, Inc.
         1239 O.G. Skinner Drive
         West Point, GA 31833

         J. Douglas Cox                                      Senior Vice President - Corporate Development
         c/o ITC Holding Company, Inc.                       ITC Holding Company, Inc.
         1239 O.G. Skinner Drive
         West Point, GA 31833

         Allen E. Smith                                      Vice President
         c/o ITC Holding Company, Inc.                       ITC Holding Company, Inc.
         1239 O.G. Skinner Drive
         West Point, GA 31833

         Bryan W. Adams                                      Senior Vice President - Chief Financial Officer and
         c/o ITC Holding Company, Inc.                       Assistant Secretary
         1239 O.G. Skinner Drive                             ITC Holding Company, Inc.
         West Point, GA 31833

         Robert M. Montgomery                                Vice President
         c/o ITC Holding Company, Inc.                       ITC Holding Company, Inc.
         1239 O.G. Skinner Drive
         West Point, GA 31833

         Kimberley E. Thompson                               Senior Vice President - General Counsel
         c/o ITC Holding Company, Inc.                       and Secretary
         1239 O.G. Skinner Drive                             ITC Holding Company, Inc.
         West Point, GA 31833

         Dabsey M. Gray                                      Vice President, Controller and Assistant Secretary
         c/o ITC Holding Company, Inc.                       ITC Holding Company, Inc.
         1239 O.G. Skinner Drive
         West Point, GA 31833

CUSIP No. 638459107                                 Page   12  of    12   Pages
          ---------                                      -----     ------


         J. Smith Lanier, II, Director                       Chairman and Chief Executive Officer
         c/o ITC Holding Company, Inc.                       J. Smith Lanier & Co.
         1239 O.G. Skinner Drive
         West Point, GA 31833

         William T. Parr, Director                           Vice Chairman
         c/o ITC Holding Company, Inc.                       J. Smith Lanier & Co.
         1239 O.G. Skinner Drive
         West Point, GA 31833

         Malcolm C. Davenport, V, Director                   Certified Public Accountant and
         c/o ITC Holding Company, Inc.                       Attorney
         1239 O.G. Skinner Drive
         West Point, GA 31833

         Donald W. Weber, Director                           Entrepreneur and Consultant
         c/o ITC Holding Company, Inc.
         1239 O.G. Skinner Drive
         West Point, GA 31833

         O. Gene Gabbard, Director                           Entrepreneur and Consultant
         c/o ITC Holding Company, Inc.
         1239 O.G. Skinner Drive
         West Point, GA 31833

         William B. Timmerman, Director                      Chairman and Chief Executive Officer
         c/o ITC Holding Company, Inc.                       SCANA Corporation
         1239 O.G. Skinner Drive
         West Point, GA 31833

         Donald W. Burton, Director                          President
         c/o ITC Holding Company, Inc.                       South Atlantic Capital Corporation
         1239 O.G. Skinner Drive
         West Point, GA 31833

         Robert A. Dolson, Director                          Chairman and President
         c/o ITC Holding Company, Inc.                       National Enterprises, Inc.
         1239 O.G. Skinner Drive
         West Point, GA 31833